
October 25, 2023

Ron Honig
Chief Legal Officer
EyePoint Pharmaceuticals, Inc.
480 Pleasant Street
Watertown, MA 02472

>    **Re:  EyePoint Pharmaceuticals, Inc.**
>         **Registration Statement on Form S-3**
>         **Filed October 20, 2023**
>         **File No. 333-275125**

Dear Ron Honig:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Jane Park at 202-551-7439 with any questions.

                          Sincerely,

                          Division of Corporation Finance
                          Office of Industrial Applications and
                          Services

cc:    Stephen Nicolai, Esq.